SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at March 26, 2004

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 26, 2004
* Print the name and title of the signing officer under his signature.
_____________________________________

Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

GIBRALTAR MINE ON SCHEDULE FOR COPPER PRODUCTION BY OCTOBER 2004

March 26, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (TSX Venture: TKO; OTCBB: TKOCF) is pleased to announce that the Company is on track to re-start operations at the Gibraltar mine, located near Williams Lake in south-central British Columbia, this summer. It is expected that copper concentrate shipments to customers will commence by October 2004.

Historically a swing producer, Taseko's objective is to re-establish the Gibraltar mine with a competitive and predictable cost structure that is responsive to market conditions, resulting in sustainable operations over the long term. Negotiating competitive prices for equipment purchases and contracts in preparation for re-start is key. The status of these activities is:
-         Major mining equipment, in particular a new mining shovel that is critical for production planning, has been secured for delivery, ex-factory, in mid June;
-         Purchase and treatment terms for mine concentrates have been agreed to by a major buyer, and detailed contract documents are being finalized;
-         Operating and manpower alternatives are being considered and assessed for direct and/or joint venture operations; and
-         Transportation and materials handling arrangements for port and rail are well advanced, and within necessary lead times.

Mr. Thiessen said, "Gibraltar re-start activities are well underway and have progressed to the point where we are confident that the mine will deliver its first copper concentrate to the market on October 1, 2004. Most of the prerequisites of the re-start and delivery schedules are secure, and operations are proceeding on a normal course basis. We are pleased with the accomplishments to date by our 12-member mine site senior management and technical team."

Gibraltar will be one of the first mine openings in central British Columbia in many years. The mine will employ approximately 290 people and create millions of dollars in economic activity.

For further details on Taseko Mines Limited please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.